Exhibit 12

General Dynamics Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	9/28/2008	2007	2006	2005	2004	2003
Earnings From Continuing Operations Before Income Taxes and Fixed Charges	$2,829	$3,253	$2,751	$2,284	$1,998	$1,468

Fixed Charges:
Interest Expense	$98	$131	$156	$154	$157	$108
Estimate of interest element of rental expense	55	75	68	61	67	39

Total Fixed Charges	$153	$206	$224	$215	$224	$147

Ratio of earnings to fixed charges	18.5	15.8	12.3	10.6	8.9	10.0